J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04036515

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 16 August 2004

SUPPL

Dear Sir

J Sainsbury plc announces acquisition of second convenience store chain

Please find enclosed copies of the above announcements made to the London Stock Exchange on 16 August 2004.

Yours sincerely

S. Giles

Sarah Giles
Company Secretarial Assistant

Enc

Dlw 8/26

16 August 2004

J Sainsbury plc announces acquisition of second convenience store chain

J Sainsbury plc today announces that it has acquired Jacksons Stores Ltd and its wholly owned subsidiary Jacksons Stores 2002 Ltd ("Jacksons"), the UK's leading independent, regional convenience store chain with 114 stores across Yorkshire and the North Midlands. All 2,350 members of staff and management will remain with the business.

For the financial year ended 24 April 2004, Jacksons' turnover was £143 million. The value of net assets acquired were £25.5 million at that date. This acquisition has been completed on an unconditional basis.

Jacksons is widely regarded within the convenience store sector and recently won "The Grocer" magazine's coveted "Gold Award", being judged Britain's best independent retail chain. The stores are on average 1,875 sq ft and predominately in neighbourhood locations.

The acquisition follows that of Bells Stores in February 2004 and the appointment of Jim McCarthy to Sainsbury's Operating Board as managing director of convenience in May 2004 and underlines the company's commitment to increase its presence in the £23 billion a year UK convenience market - one of the fastest growing segments in food retail.

In a similar approach to the one pursued at Bells Stores, where the first five jointly branded 'Sainsbury's at Bells' stores are delivering positive results, the Jacksons stores will operate as a separate business run by the current strong management team from Jacksons' support centre. Jacksons' supply chain arrangements will remain in place as it benefits from its own warehouse and distribution facilities and Sainsbury's will act as a supplier to their depot. Sainsbury's and Jacksons will work together to combine Jacksons' strong local offer and expertise in the convenience sector with Sainsbury's knowledge of fresh and convenience foods.

In its convenience store portfolio, Sainsbury's currently has 67 Sainsbury's Locals, 54 Bells Stores, and a further 22 in partnership with Shell UK Ltd. The acquisition of Jacksons results in excess of 250 convenience stores.

Justin King, chief executive of Sainsbury's said, "When we announced the sale of Shaw's, our US supermarket business in March 2004, we indicated that we would use a proportion of the funds to expand further into the convenience sector and this acquisition provides us with a great opportunity to do that.

"Within the past six months, we have secured the expertise of three of the most highly regarded operators in the convenience industry - Jim McCarthy, Steven Bell and now Angus Oughtred. I think they will make a great team to develop our convenience offer for shoppers. Shareholders will benefit too as we create real scale and expertise in this sector and we expect the deal will be earnings enhancing in the first full year"

Jim McCarthy, managing director of convenience at Sainsbury's said, "We are delighted that we have been able to acquire Jacksons, particularly as customers will benefit from the improved customer offer. I look forward to working with Angus and his team to develop a convenience offer which combines the strengths of both our brands and makes Sainsbury's products more accessible to more customers across the country."

Angus Oughtred, Managing Director of Jacksons said, "We are immensely proud of all that we have achieved within Jacksons and we are delighted to have secured this deal with Sainsbury's. This is in the best long term interests of Jacksons customers as it will enable us to continue to grow the business enhancing our offer to local customers as well as retaining our employees under their current employment terms."

Notes:

1. Jacksons stores is a wholly owned convenience store subsidiary of William Jackson and Son Ltd.
2. The store estate includes 32 freehold and 4 long leasehold stores
3. Jacksons employs 2,350 full and part-time staff.
4. The acquisition of Jacksons will be earnings accretive in the first full year without including the benefits of any synergies.
5. Jim McCarthy was a member of the management team, which built T&S Stores, and sold to Tesco in 2003.
6. There are 55,000 conveneince stores in the UK, in a market worth £23 billion and which grew at 7.3% in the past year.

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